Filed by El Paso Energy Corporation
         Pursuant to Rule 425 under the Securities Act of 1933
         Subject Company: El Paso Energy Corporation/The Coastal Corporation Commission File No. 001-14365
         Registration Statement No. 333-31060

The following are excerpts which address the El Paso Energy Corporation/ The Coastal Corporation merger, taken from an Electronic Roadshow posted on Bloomburg on Tuesday, March 14, 2000 and given as a hardcoy presentation by H. Brent Austin and John Harrison on Wednesday, March 15, 2000 as part of a physical roadshow aimed at potential investors in the Electron project.

[Logo] El Paso Energy

                         Limestone Electron Trust
                         Limestone Electron, Inc.

$1 Billion Senior Secured Notes Due 2003
__________________________________________________
                         March 2000

Cautionary Statement Regarding Forward-looking Statements

This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies make these statements and projections in good faith, neither company nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.
Investor Notice
Investors are urged to read the proxy statement/prospectus which will be included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger because it will contain important information. The proxy statement/prospectus is available for free on the SEC's web site (www.sec.gov) and from

El Paso Energy Corporation's office of Investor Relations.
The merger between Coastal and El Paso is subject to government approvals and is expected to close in the fourth quarter of 2000.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El
Paso Energy Corporation on January 18, 2000.

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COMBINED FINANCIAL STATISTICS
______________________________
$ Millions

                                                               Pro Forma
1999                     El Paso*            Coastal           Combined
__________________________________________________________________________

Revenues                  $10,600              $8,200            $18,800
EBITDA                      1,700               1,500              3,200
EBIT                        1,100                 990              2,090
Net income                    420                 500                920

Year-end 1999
__________________________________________________________________________
Total assets              $16,700             $15,100             $31,800

Total debt                  6,570               5,070              11,640
Preferred & minority int.   1,690                 750               2,440
Equity Market Cap.*         9,143               9,884              19,027
Total enterprise value    $17,403             $15,704             $33,107
                          ------------------------------------------------
Senior Unsecured Ratings  Baa2/BBB           Baa2/BBB           Baa2/BBB***
                          ================================================
EBITDA/Interest                3.8x               4.6x               4.1x
Net Debt/EBITDA****            3.6x               3.4x               3.5x
Net Debt/Book
  capitalization***             57%                52%                55%

* El Paso financials exclude merger related, ceiling test and other charges in 1999.
** Based on 03/06/00 closing prices of $39.75 for El Paso and $46.1875 for Coastal.
*** Ratings for both El Paso and Coastal reaffirmed after merger announcment. ****El Paso total debt, net of $445 million of excess cash.

Investment Highlights
-----------------------

*El Paso sponsorship
  *Leading integrated energy company
  *Senior unsecured ratings: Baa2/BBB
  *$9 billion market capitalization ($19 billion pro forma
    for Coastal)
*El Paso alignment of interests
  *Transaction core to Merchant Energy growth strategy
  *Economic incentives aligned with those of Investors through performance-based management fees

                                    Limestone Electron Trust
                                    Limestone Electron, Inc.
                    -----------------------------------------
$1 Billion Senior Secured Notes Due 2003
----------------------------------------
                            March 2000